Exhibit 99.1

SMX Strengthens Balance Sheet and Eliminates Corporate-Level Convertible Indebtedness

Full conversion of convertible notes reduces long-term liabilities, removes potential equity overhang, and helps position SMX to advance project development and circular-materials strategy

New York – January 8, 2026– SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a global pioneer in material-embedded identity and digital traceability, today announced that all $20,625,000 face amount of convertible notes that it sold in December 2025 have been fully converted in accordance with their terms, into an aggregate of 1,230,698 ordinary shares of the Company.

This full conversion of the notes materially reduces SMX’s long-term liabilities, eliminates potential equity overhang associated with convertible instruments, removes restrictions on the Company’s ability to raise capital in the future, and strengthens the Company’s financial position as it advances project development across its circular-materials platform.

With this milestone, SMX enters its next phase of growth with no corporate-level convertible indebtedness and improved financial flexibility.

The Company believes that this is a meaningful balance-sheet inflection point for SMX, as eliminating its convertible debt enhances clarity for investors, reduces structural risk, and allows management to remain focused on executing the Company’s technology roadmap and commercial programs without this financing overhang.

Advancing Material-Embedded Identity at Scale

SMX’s platform is built on molecular-level markers embedded directly into physical materials during manufacturing. These invisible markers create a persistent, tamper-resistant identity that remains with the material throughout its lifecycle—manufacturing, distribution, use, recovery, and reuse.

Unlike external labels, barcodes, or documentation systems that can be removed or lost, SMX’s technology has been developed to allow materials themselves to carry verifiable data, enabling:

●	Authentication and origin verification
●	Regulatory and sustainability compliance
●	Lifecycle traceability and accountability
●	Circular recovery and reuse pathways

The Company believes that this approach is increasingly relevant as global industries face tightening environmental regulations, carbon-neutrality mandates, and supply-chain transparency requirements.

Large and Expanding Market Opportunity

SMX operates at the intersection of advanced materials, digital traceability, and sustainability infrastructure, addressing markets measured in the tens of billions of dollars globally.

Across plastics, rubber, and other industrial materials, the Company believes that regulatory pressure and corporate sustainability commitments are accelerating demand for technologies that can verify material origin, composition, and lifecycle outcomes. SMX’s platform is designed to serve manufacturers, brand owners, recyclers, and regulators seeking verifiable, data-anchored solutions rather than aspirational reporting.

By pairing embedded molecular identity with a digital platform, SMX enables materials to become data-bearing assets, supporting new commercial models tied to circularity, compliance, and resource efficiency.

SMX is positioned to advance:

●	Ongoing and planned project deployments
●	Expansion across industrial and consumer material categories
●	Strategic collaborations and pilot programs
●	Development of its digital traceability and circular-materials initiatives

The strengthened financial profile supports disciplined execution while preserving optionality as SMX continues to build its global platform.

Contact:

Jeremy Murphy

jeremymurphy@me.com

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s existing or future joint projects with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Actual results may differ materially. SMX undertakes no obligation to update forward-looking statements except as required by law.